EXHIBIT 12.1
BRIGHAM EXPLORATION COMPANY
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

													For the six months ended
	For the years ended December 31,												June 30,
	2000		2001		2002		2003		2004		2005		2006

Earnings available for fixed charges:

Income (loss) before income taxes (1)	$16,931		$11,674		$2,276		$16,539		$30,513		$42,472		$16,425
Interest expense, net (2)	9,906		6,681		6,238		4,475		2,418		3,246		3,929
Preferred dividend reported as interest expense	—		—		—		340		726		734		301

Earnings available	$26,837		$18,355		$8,514		$21,354		$33,657		$46,452		$20,655

Fixed charges:

Expensed interest (3)	$9,906		$6,681		$6,238		$4,475		$2,418		$3,246		$3,929
Capitalized interest	2,772		1,848		878		818		1,195		1,604		1,207
Preferred dividend and accretion	275		2,450		2,952		3,448		—		—		—
Preferred dividend reported as interest expense	—		—		—		340		726		734		301

Fixed charges	$12,953		$10,979		$10,068		$9,081		$4,339		$5,584		$5,437

Ratio of earnings to fixed charges	2.1	x	1.7	x	0.8	x	2.4	x	7.8	x	8.3	x	3.8	x
Fixed charges not covered by earnings	$—		$—		$1,554		$—		$—		$—		$—

(1)	Before the cumulative effect of change in accounting principle.

(2)	Excludes capitalized interest and preferred dividend reported as interest expense.

(3)	Including amortized loan cost.